GT.COM Grant Thornton LLP is a U.S. member firm of Grant Thornton International Ltd (GTIL). GTIL and each of its member firms are separate legal entities and are not a worldwide partnership. July 14, 2025 U.S. Securities and Exchange Commission Office of the Chief Accountant 100 F Street, NE Washington, DC 20549 Re: Simulations Plus File No. 001-32046 Dear Sir or Madam: We have read Item 4.01(a) of Form 8-K of Simulations Plus (“Simulations Plus” or “Company”) dated July 14, 2025. We disagree with the Company’s statements in the third paragraph. Grant Thornton LLP was appointed as the auditor of record of the Company on April 15, 2025, and did not issue an audit report on the consolidated financial statements of the Company as of any date or for any period. During the course of our review of the Company’s consolidated financial statements for the quarter ended May 31, 2025, we identified and communicated certain matters to management and the Audit Committee related to segment reporting and reporting unit determinations as well as internal controls over financial reporting. We make no comment about the Company’s description, assessment of the status, or conclusions related to these matters. These matters were not resolved to our satisfaction as of the date of our termination. Sincerely, GRANT THORNTON LLP 4140 ParkLake Ave., Suite 130 Raleigh, NC 27612 D +1 919 881 2700 F +1 919 881 2795